FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated July 13, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: July 13, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

July 13, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated July 13, 2004

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Karl Plath or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

kplath@ tirc.com or wwallace@tirc.com

FOR IMMEDIATE RELEASE

AMS HOMECARE RECEIVES APPROVAL FROM MERGENT EDITORIAL BOARD
FOR LISTING IN MERGENT MANUAL AND NEWS REPORTS™

  Listing Recognized In 38 States For ‘Blue Sky’ Manual Exemption Purposes

  Company Also Considers Delisting From Toronto Venture Exchange
  To Focus On U.S. OTC Bulletin Board Listing

  AMS Homecare Releases Most Recent Fiscal Year Results In U.S. Dollars

VANCOUVER, British Columbia, July 13, 2004—AMS Homecare Inc. (OTCBB: AHCKF, TSX-V: AHC), a growing provider of mobility devices and other homecare and selfcare products, today announced that Mergent’s Editorial Board has approved the company for a listing in Mergent Manuals and News Reports™.  AMS Homecare’s corporate profile, which includes descriptive text data as well as news and financial statements, is accessible via Mergent’s online and print products. The Mergent Industrial Manual and News Reports, formerly known as Moody’s™ Manuals and News Reports, is a recognized securities manual in 38 U.S. states for purposes of “Blue Sky” Manual Exemption from registration.

“We believe our listing in Mergent’s will aid the U.S. brokerage community in marketing AHCKF stock,” said Harj Gill, CEO of AMS. “Further, we are asking our shareholders to authorize the Board of Directors to delist from the TSX Venture Exchange, if we decide to follow that course and concentrate our efforts on the OTC Bulletin Board, where we achieved quoting status in March.” He said shareholders would vote on the delisting question at the July 26 annual meeting.

“In addition to avoiding what we consider costly and unnecessary regulatory delays, such as those we believe the Venture Exchange caused during our reverse takeover process and other events, we will save the expense of a dual listing,” Gill said. “Our OTC Bulletin Board listing facilitates access to financings in the United States, including those that have been previously announced.”

Gill noted Mergent’s listing service will also contribute to investor awareness of the company. The services include a new description highlighted separately on www.mergent.com with an active hyperlink back to AMS Homecare website. A PDF version of Mergent’s new listing report is also available at http://www.mergent.com/publish/uploadedFiles/AMS[2].PDF.

In a separate development, the company announced it has filed financial statements for the fiscal year ended February 29, 2004, which were filed earlier in Canadian dollars. Highlights of the U.S. dollar filing include:

At February 29, 2004, AMS Homecare had current assets of $1,281,682 and current liabilities of $740,396.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.